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                           October 31, 2022

       Thomas Priore
       President, Chief Executive Officer and Chairman
       Priority Technology Holdings, Inc.
       2001 Westside Parkway, Suite 155
       Alpharetta, GA 30004

                                                        Re: Priority Technology
Holdings, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            8-K filed May 11,
2022
                                                            File No. 001-37872

       Dear Thomas Priore:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1. Business
       Overview of the Company, page 3

   1. We note that you characterize Adjusted EBITDA as a non-GAAP liquidity measure. We further note on page 4
of Exhibit 99.1 your Form 8-K filed March 16, 2022, that you describe EBITDA and
adjusted EBITDA as a non-GAAP performance measures. Please
                                                        revise your disclosures
to reconcile for consistency.
   2. Please provide the disclosures required by Item 10(e) of Regulation S-K and Regulation G as it relates to your
presentation of the non-GAAP measure, Adjusted EBITDA.
 Thomas Priore
Priority Technology Holdings, Inc.
October 31, 2022
Page 2
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Long-Term Debt, page 34

3. We note the Total Net Leverage Ratio covenant in your debt agreements uses
         Consolidated Adjusted EBITDA in the denominator. In prior filings, the debt agreement and related covenant was determined to be material to an investor's understanding of your financial condition and/or liquidity. Therefore, you provided the actual Total Net
         Leverage Ratio covenant computation (reconciled to GAAP amounts) for the most recent period and for each reconciling item, their nature and how they were derived. The disclosure also included the actual or reasonably likely effects of compliance or non-
         compliance with the covenant on your financial condition and liquidity. Please tell us why this disclosure has been removed or revise to include the required disclosures.
         Please refer to Question 102.09 of the Non-GAAP Financial Measures Compliance and
         Disclosure Interpretations. Similarly revise your disclosures in your Forms 10-Q and 8-K.
Form 8-K Filed May 11, 2022

Exhibit 99.1
Non-GAAP Financial Measures, page 2

4. We note your designation of Gross Profit and Gross Profit Margin as non-GAAP
         measures. Please tell us how Gross Profit and Gross Profit Margin, as presented, differ from the corresponding GAAP Gross Profit and Gross Profit Margin.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Blaise Rhodes at 202-551-3774 or Angela Lumley at 202-551-3398 if
you have questions.



FirstName LastNameThomas Priore                               Sincerely,
Comapany NamePriority Technology Holdings, Inc.
                                                              Division of
Corporation Finance
October 31, 2022 Page 2                                       Office of Trade &
Services
FirstName LastName